T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA


05005152


SEC MAIL PROCESSING
RECEIVED
JAN 10 2005
WASH. D.C. 179 SECTION

SUPPL

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2931
Date	January 03, 2005
Subject	T-Online International AG

To whom it may concern:

Please find enclosed

- the press release of December 28 2004, regarding T-Online now provides mobile services to O2 too.

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

Enclosure

PROCESSED
JAN 13 2005
THOMSON
FINANCIAL

T-Online International AG

Address	Waldstraße 3, 64331 Weiterstadt, Germany
P.O. Box	Postfach 10 11 52, 64211 Darmstadt, Germany
Telecontacts	Telephone +49 (0) 61 51 / 6 80-0, Telefax +49 (0) 61 51 / 6 80-6 80, eMail T-Online@t-online.de
Bank accounts	Commerzbank Darmstadt (BLZ 508 400 05), Konto-Nr. 1 380 310
Board	Kai-Uwe Ricke (Chairman)
Managing Directors	Rainer Beaujean, Veronika Altmeyer, Jens Becker, Burkhard Graßmann, Thomas Hille, Andreas Kindt
Registered at	Amtsgericht Darmstadt, HRB 7641
VAT ID number	DE 191 156 693

Press Release

T-Online now provides mobile services to O2 too

T-Online/Darmstadt, 28 December 2004 – Not only reachable everywhere when on the go, but always up to date too: with the mobile services of T-Online, mobile phone users keep informed at all times. Since mid-December, O2 customers at the O2 Active portal can use these services without restriction and, for example, call up news, live tickers and much more at the various T-Online thematic content portals such as onNachrichten and onSport. Via this cooperation, customers of all four major German mobile phone providers now have access to the T-Online services at the mobile portals t-zones (T-Mobile), Vodafone live! (Vodafone), i-mode (E-Plus) and O2 Active (O2).

When using the mobile T-Online services, O2 Active customers can choose between several "for pay" subscription models: depending on content and selected subscriber model, prices range between €0.19 for one hour and €1.99 for the entire month*.

"With the mobile provider O2 we are delighted to have won a partner who makes our services available to its customers," says Burkhard Graßmann, Chief Media Officer at T-Online International. "Thanks to this alliance, every T-Online customer has full and unrestricted access to the mobile T-Online World, regardless of which of the four major mobile network operators he has a contract with."

"The partnership with T-Online enables us to further enrich the content of our O2 Active Portal," says Rudolf Gröger, CEO of O2 Germany. "In this way, we again significantly increase the product benefit for our customers."

Analogous to the T-Online Web portal, the thematic portals onNachrichten, onSport, onSpiele, onKino, onErotik and onMusik can be accessed. Structure and navigation of the services are keyed to the T-Online Internet presence. So users can intuitively find their bearings.

Whether a high-end device or a simple black-and-white mobile phone is used plays no role, since all content provided is optimally coordinated with the respective end device. Users with high-end units receive the CD reviews, film showings, and stock market news with color pictures and, in some cases, charts or video streams. Those on the go with a simple black-and-white mobile receive the same content in a text-only version, or with black-and-white images.

*All prices plus the usual access fees of the respective mobile services provider.

For more information about T-Online, go to www.t-online.net.

T-Online International AG
Corporate Communications

T-Online-Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-2219
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Michael Schlechtriem

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**